Impact X Partners , LLC
Statement of Changes in Members' Equity
From October 2, 2019 (Inception) to December 31, 2019
(Unaudited)

	Members' Capital	Accumulated Deficit	Total Members' Equity
Balance, October 2, 2019 (Inception)	$ -	$ -	$ -
Capital contribution from members	200,000		200,000
Net loss		(44,231)	(44,231)
Balance, December 31, 2019	$ 200,000	$ (44,231)	$ 155,769